

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2023

Geoffrey S. Dow, Ph.D.
President and Chief Executive Officer
60 Degrees Pharmaceuticals, Inc.
1025 Connecticut Avenue NW Suite 1000
Washington, D.C. 20036

> **Re: 60 Degrees Pharmaceuticals, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed June 1, 2023**
> **File No. 333-269483**

Dear Geoffrey S. Dow:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 26, 2023 letter.

Amendment No. 4 to Registration Statement on Form S-1, filed June 1, 2023

Selling Stockholders, page A-16

1. We note your revisions in response to prior comment 1. However, we continue to note that the number of shares offered by the selling stockholders, as indicated under the column "Shares Offered by this Prospectus," does not appear to total the 2,224,763 shares of common stock indicated in the heading on the cover page of the resale prospectus. In this regard, we note that the shares offered by the selling stockholders do not appear to include the 231,917 shares of common stock issuable upon the exercise of warrants that are to be issued on the date of effectiveness of the registration statement and that are indicated as being offered in your resale prospectus in clause (iv) of the first paragraph of the resale prospectus cover page. Please revise or advise as appropriate.

Notes to Unaudited Consolidated Condensed Financial Statements
2. Summary of Significant Accounting Policies
Research and Development Costs, page F-36

2.   Please expand your disclosure to include information in your response, regarding key terms governing these share-based payments, particularly the absence of any vendor performance or repayment obligations, the nature and timing of services that you expect each of these vendors to provide and factors that you considered in determining the likelihood of service delivery in future periods. Also, disclose the identity of executives surrendering their Founder Shares and the purpose of these share cancellations.

3.   In this regard, your response states that the vendors have no obligation to deliver goods or render services in the future to retain the equity instruments. Your response also notes that the Company will receive a future benefit as the vendors perform services or provide goods. Please explain your basis for deferring $6.3 million of these compensation costs, when no future performance obligation exists for any of these vendors or clarify the apparent discrepancy in your response. Refer us to the technical guidance upon which you relied.

    You may contact Franklin Wyman at 202-551-3660 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at 202-551-7836 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ross D. Carmel, Esq.